SCHEDULE 13D

                               (Rule 13d-101)

 Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
             Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 13)*

                         ARV ASSISTED LIVING, INC.
------------------------------------------------------------------------------
                              (Name of Issuer)

                  Common Stock, par value $0.01 per share
------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 00204C107
                 ----------------------------------------
                               (CUSIP Number)

       Marjorie L. Reifenberg, Esq.               Lee S. Parks, Esq.
Lazard Freres Real Estate Investors L.L.C.    Fried, Frank, Harris, Shriver
           30 Rockefeller Plaza                      & Jacobson
         New York, New York 10020                One New York Plaza
              (212) 632-6000                   New York, New York 10004
                                                      (212) 859-8000
------------------------------------------------------------------------------
    (Name, Address and Telephone Number of Person Authorized to Receive
                        Notices and Communication)

                  November 15, 2001 and November 28, 2001
------------------------------------------------------------------------------
         (Dates of Events Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

          * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D

CUSIP No. 00204C107                                 Page 2 of 12 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Prometheus Assisted Living LLC

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

        OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               -0-

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           7,595,069 shares of Common Stock

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             -0-

                10  SHARED DISPOSITIVE POWER

                        7,595,069 shares of Common Stock

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        7,595,069 shares of Common Stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [X]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        43.5%

14  TYPE OF REPORTING PERSON

        OO

                             SCHEDULE 13D

CUSIP No. 00204C107                                 Page 3 of 12 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        LF Strategic Realty Investors II L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

        OO,BK

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               -0-

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           8,345,069 shares of Common Stock

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             -0-

                10  SHARED DISPOSITIVE POWER

                        8,345,069 shares of Common Stock

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        8,345,069 shares of Common Stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        45.8%

14  TYPE OF REPORTING PERSON

        PN

                             SCHEDULE 13D

CUSIP No. 00204C107                                 Page 4 of 12 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        LFSRI II Alternative Partnership L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

        OO,BK

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               -0-

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           7,595,069 shares of Common Stock

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             -0-

                10  SHARED DISPOSITIVE POWER

                        7,595,069 shares of Common Stock

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        7,595,069 shares of Common Stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [X]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        43.5%

14  TYPE OF REPORTING PERSON

        PN

                             SCHEDULE 13D

CUSIP No. 00204C107                                 Page 5 of 12 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        LFSRI II - CADIM Alternative Partnership L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

        OO,BK

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               -0-

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           7,595,069 shares of Common Stock

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             -0-

                10  SHARED DISPOSITIVE POWER

                        7,595,069 shares of Common Stock

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        7,595,069 shares of Common Stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [X]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        43.5%

14  TYPE OF REPORTING PERSON

        PN

                             SCHEDULE 13D

CUSIP No. 00204C107                                 Page 6 of 12 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Lazard Freres Real Estate Investors L.L.C.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

        OO,BK

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        NEW YORK

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               -0-

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           8,345,069 shares of Common Stock

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             -0-

                10  SHARED DISPOSITIVE POWER

                        8,345,069 shares of Common Stock

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        8,345,069 shares of Common Stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        45.8%

14  TYPE OF REPORTING PERSON

        OO

                             SCHEDULE 13D

CUSIP No. 00204C107                                 Page 7 of 12 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Lazard Freres & Co. LLC

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

        OO,BK

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        NEW YORK

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               -0-

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           8,345,069 shares of Common Stock

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             -0-

                10  SHARED DISPOSITIVE POWER

                        8,345,069 shares of Common Stock

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        8,345,069 shares of Common Stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        45.8%

14  TYPE OF REPORTING PERSON

        OO

                             SCHEDULE 13D

CUSIP No. 00204C107                                 Page 8 of 12 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        LFSRI II Assisted Living LLC

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

        OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               -0-

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           750,000 shares of Common Stock

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             -0-

                10  SHARED DISPOSITIVE POWER

                        750,000 shares of Common Stock

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        750,000 shares of Common Stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [X]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        4.1%

14  TYPE OF REPORTING PERSON

        OO

          This Amendment No. 13 to Schedule 13D (this "Amendment") is filed by Prometheus Assisted Living LLC, a Delaware limited liability company ("Prometheus"), LF Strategic Realty Investors II L.P., a Delaware limited partnership ("LFSRI"), LFSRI II Alternative Partnership L.P., a Delaware limited partnership ("LFSRI II AP"), LFSRI II-CADIM Alternative Partnership L.P., a Delaware limited partnership ("LFSRI CADIM"), Lazard Freres Real Estate Investors L.L.C., a New York limited liability company ("LFREI"), Lazard Freres & Co. LLC, a New York limited liability company ("Lazard") and LFSRI II Assisted Living LLC, a Delaware limited liability company ("LFSRI II AL", and together with Prometheus, LFSRI, LFSRI II AP, LFSRI CADIM, LFREI and Lazard, the "Reporting Persons"). Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the
Schedule 13D, as amended, originally filed by Prometheus and LFREI on July 23, 1997 (as amended, the "Initial Schedule 13D"). The Initial Schedule 13D is hereby amended as follows:

ITEM 2.   IDENTITY AND BACKGROUND.

          Item 2 is amended as follows:

          (a), (b), (c) and (f).

          Schedule 2, setting forth the name, business address, principal occupation or employment, and citizenship of each of the members of the Lazard Board of Lazard LLC is amended and restated in its entirety as
Schedule 2 hereto and is incorporated by reference herein.

          Schedule 3, setting forth the name, business address, principal occupation or employment, and citizenship of each of the members of the Executive Committee of Lazard Strategic Coordination Company, is amended and restated in its entirety as Schedule 3 hereto and is incorporated by reference herein.

          As of November 28, 2001, Robert S. Underhill is no longer an executive officer or principal of LFREI.

          (d) and (e). During the last five years, to the best knowledge of the Reporting Persons, none of the individuals listed on Schedules 2 or 3 of this Amendment has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has any such person been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and is or was, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.


ITEM 4.   PURPOSE OF TRANSACTION.

          Item 4 is amended to add the following:

          On November 15, 2001, Atria, Inc. ("Atria"), Kapson Senior Quarters Corp. ("Kapson") and the Company entered into a confidentiality/non-disclosure agreement, which is attached hereto as
Exhibit 1 (the "Confidentiality Agreement"). Atria and Kapson are each affiliates of the Reporting Persons and are engaged in the assisted living business. Pursuant to the Confidentiality Agreement, the Company, Atria and Kapson will exchange confidential information regarding their respective businesses in connection with the exploration of possible transactions among the Company, Atria and/or Kapson.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Item 6 is amended to add the following:

          On November 15, 2001, Atria, Kapson and the Company entered into the Confidentiality Agreement (see Item 4). Pursuant to the Confidentiality Agreement, Atria, Kapson and the Company have made certain agreements with respect to, among other things, additional restrictions on the further acquisition of the Company's Common Stock by Atria, Kapson and other controlled affiliates of LFREI (including those Reporting Persons that are controlled affiliates of LFREI) and the confidential treatment of information made available to Atria, Kapson and the Company for one year following the execution of the Confidentiality Agreement. All references to the Confidentiality Agreement contained herein are qualified in their entirety by reference to the complete text thereof, which is attached hereto as Exhibit 1 and incorporated herein by reference.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Item 7 is amended to add the following:

          Exhibit 1. Confidentiality/Non-Disclosure Agreement, dated November 15, 2001, between Atria, Inc., Kapson Senior Quarters Corp. and ARV Assisted Living, Inc.

                                 SIGNATURE

          After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  December 6, 2001


                       PROMETHEUS ASSISTED LIVING LLC

                          By: LF Strategic Realty Investors II L.P.,
                              its managing member

                              By: Lazard Freres Real Estate Investors L.L.C.
                                  its general partner

                                 By: /s/ John A. Moore
                                     ----------------------------------------
                                     Name:  John A. Moore
                                     Title: Principal & Chief Financial
                                            Officer


                       LF STRATEGIC REALTY INVESTORS II L.P.

                          By: Lazard Freres Real Estate Investors L.L.C.,
                              its general partner

                                 By: /s/ John A. Moore
                                     ----------------------------------------
                                     Name:  John A. Moore
                                     Title: Principal & Chief Financial Officer


                       LFSRI II ALTERNATIVE PARTNERSHIP L.P.

                          By: Lazard Freres Real Estate Investors L.L.C.,
                              its general partner

                                 By: /s/ John A. Moore
                                     ----------------------------------------
                                     Name:  John A. Moore
                                     Title: Principal & Chief Financial Officer


                       LFSRI II-CADIM ALTERNATIVE PARTNERSHIP L.P.

                          By: Lazard Freres Real Estate Investors L.L.C.,
                              its general partner

                                 By: /s/ John A. Moore
                                     ----------------------------------------
                                     Name:  John A. Moore
                                     Title: Principal & Chief Financial Officer


                       LAZARD FRERES REAL ESTATE INVESTORS L.L.C.

                                 By: /s/ John A. Moore
                                     ----------------------------------------
                                     Name:  John A. Moore
                                     Title: Principal & Chief Financial Officer


                       LAZARD FRERES & CO. LLC

                                 By: /s/ Scott D. Hoffman
                                     ----------------------------------------
                                     Name:  Scott D. Hoffman
                                     Title: Managing Director


                       LFSRI II ASSISTED LIVING LLC

                          By: LF Strategic Realty Investors II L.P.,
                              its managing member

                                  By: Lazard Freres Real Estate Investors L.L.C.
                                      its general partner

                                 By: /s/ John A. Moore
                                     ----------------------------------------
                                     Name:  John A. Moore
                                     Title: Principal & Chief Financial
                                            Officer

                                                                   SCHEDULE 2

                         Lazard Board of Lazard LLC
                         --------------------------

          Set forth below are the members of the Lazard Board of Lazard LLC, their business address, principal occupation and citizenship:


                            Principal Occupation and
Name                        Business Address                                   Citizenship
------------------------    -----------------------------------------------    -----------------

Michel A. David-Weill       Chairman of Lazard LLC and                         France
                            Lazard Freres & Co. LLC
                            Lazard Freres & Co. LLC
                            30 Rockefeller Plaza
                            New York, NY  10020, USA

Antoine Bernheim            Investor                                           France
                            Chairman of Assicurazioni Generali S.p.A.
                            Lazard Freres S.A.S.
                            121 Boulevard Haussmann
                            75382 Paris Cedex 08 France

Francois Voss               Managing Director of Lazard Freres S.A.S.          France
                            Lazard Freres S.A.S.
                            121 Boulevard Haussmann
                            75382 Paris Cedex 08 France

Didier Pfeiffer             President du Conseil De Surveillance               France
                            Fonds de Garantie des Assurances de
                            Personnes
                            30-32 rue de Taitbout
                            75311 Paris Cedex 09 France

Alain Merieux               President Directeur General (CEO)                  France
                            BioMerieux S.A. and BioMerieux Alliance
                            69280 Marcy L'Etoile
                            France

Jean Guyot                  Investor                                           France
                            Lazard Freres S.A.S
                            121 Boulevard Haussmann
                            75382 Paris Cedex 08 France

Bruno M. Roger              Managing Director of Lazard Freres S.A.S.          France
                            Lazard Freres S.A.S.
                            121 Boulevard Haussmann
                            75382 Paris Cedex 08 France

William R. Loomis, Jr.      Chief Executive Officer and                        USA
                            Managing Director of
                            Lazard Freres & Co. LLC and
                            Chief Executive Officer of Lazard LLC
                            Lazard Freres & Co. LLC
                            30 Rockefeller Plaza
                            New York, NY  10020, USA

Marcus Agius                Chairman and Managing Director of Lazard           United Kingdom
                            Brothers & Co., Limited
                            Lazard Brothers & Co., Limited
                            21 Moorfields
                            London EC2P 2HT
                            United Kingdom

Gerardo Braggiotti          Managing Director of Lazard Freres S.A.S.,         Italy
                            Lazard Freres & Co. LLC and Lazard
                            Brothers & Co., Limited; Vice Chairman of
                            Lazard AB Stockholm and Lazard & C. Srl;
                            Member of Supervisory Board of Lazard &
                            Co. GmbH; and Chairman of Lazard
                            Asesores Financieras S.A.
                            Lazard Freres S.A.S.
                            121 Boulevard Haussmann
                            75382 Paris Cedex 08 France

                                                                 SCHEDULE 3

      Executive Committee of Lazard Strategic Coordination Company LLC
      ----------------------------------------------------------------

          Set forth below are the members of the Executive Committee of Lazard Strategic Coordination Company LLC, their business address, principal occupation and citizenship:


                            Principal Occupation and
Name                        Business Address                                   Citizenship
------------------------    -----------------------------------------------    -----------------

Michel A. David-Weill       Chairman of Lazard LLC and Lazard Freres           France
                            & Co. LLC
                            Lazard Freres & Co. LLC
                            30 Rockefeller Plaza
                            New York, NY  10020, USA

Marcus Agius                Chairman and Managing Director of Lazard           United Kingdom
                            Brothers & Co., Limited
                            Lazard Brothers & Co., Limited
                            21 Moorfields
                            London EC2P 2HT
                            United Kingdom

Gerardo Braggiotti          Managing Director of Lazard Freres S.A.S.,         Italy
                            Lazard Freres & Co. LLC and Lazard
                            Brothers & Co., Limited; Vice Chairman of
                            Lazard AB Stockholm and Lazard & C. Srl;
                            Member of Supervisory Board of Lazard &
                            Co. GmbH; and Chairman of Lazard
                            Asesores Financieras S.A.
                            Lazard Freres S.A.S.
                            121 Boulevard Haussmann
                            75382 Paris Cedex 08 France

Norman Eig                  Managing Director of Lazard Freres & Co.           USA
                            LLC
                            Lazard Freres & Co. LLC
                            30 Rockefeller Plaza
                            New York, NY  10020, USA

Kenneth M. Jacobs           Managing Director of                               USA
                            Lazard Freres & Co. LLC
                            Lazard Freres & Co. LLC
                            30 Rockefeller Plaza
                            New York, NY  10020, USA

William R. Loomis, Jr.      Chief Executive Officer and                        USA
                            Managing Director of
                            Lazard Freres & Co. LLC and
                            Chief Executive Officer of Lazard LLC
                            Lazard Freres & Co. LLC
                            30 Rockefeller Plaza
                            New York, NY  10020, USA

Georges Ralli               Managing Director of                               France
                            Lazard Freres S.A.S.
                            Lazard Freres S.A.S.
                            121 Boulevard Haussmann
                            75382 Paris Cedex 08 France

Bruno M. Roger              Managing Director of                               France
                            Lazard Freres S.A.S.
                            Lazard Freres S.A.S.
                            121 Boulevard Haussmann
                            75382 Paris Cedex 08 France

William J. Rucker           Managing Director of                               United Kingdom
                            Lazard Brothers & Co., Limited
                            Lazard Brothers & Co., Limited
                            21 Moorfields
                            London EC2P 2HT
                            United Kingdom

David L. Tashjian           Managing Director of                               USA
                            Lazard Freres & Co. LLC
                            Lazard Freres & Co. LLC
                            30 Rockefeller Plaza
                            New York, NY  10020, USA